As confidentially submitted to the Securities and Exchange Commission on November 21, 2018
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
EYENOVIA, INC.
(Exact name of registrant as specified in its charter)
Delaware	2834	47-1178401
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
295 Madison Avenue, Suite 2400
New York, NY 10017
917-289-1117
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
Tsontcho Ianchulev
Chief Executive Officer
295 Madison Avenue, Suite 2400
New York, NY 10017
917-289-1117
(Name, address, including zip code and telephone number, including area code, of agent for service)
Copies to:
Donald R. Reynolds S. Halle Vakani Lorna A. Knick Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, NC 27607 (919) 781-4000	Darrick M. Mix Jonathan Cohen Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103-4196 (215) 979-1000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of  “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.0001 par value per share		$

(1)
Includes the aggregate offering price of additional shares that the underwriters have the right to purchase from the registrant, if any.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion. Dated            , 2018.
Preliminary Prospectus
$     of Shares of Common Stock
We are offering $     of shares of our common stock, par value $0.0001 per share.
Our common stock is listed on the Nasdaq Capital Market under the ticker symbol “EYEN”. On            , 2018, the last reported closing price of our common stock on the Nasdaq Capital Market was $    .
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company”.
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus, and under similar headings in the documents that are incorporated by reference into this prospectus.
	Per Share	Total
Public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds to us, before expenses(2)	$	$

(1)
Please refer to “Underwriting” beginning on page 22 of this prospectus for additional information regarding underwriting compensation.

(2)
We estimate the total expenses payable by us, excluding the underwriting discount will be approximately $    .

We have granted the underwriter a 45-day option to purchase additional shares of common stock in an amount up to 15% of shares sold to the public in this offering to cover over-allotments, if any. If the underwriter exercises the option in full, the total underwriting discounts and commissions payable by us will be $    and the total proceeds to us, before expenses, will be $    .
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriter expects to deliver the shares of common stock against payment on or about            , 2018, subject to customary closing conditions.

National Securities Corporation

Prospectus dated            , 2018.

You should rely only on the information contained in, or incorporated by reference into, this prospectus or contained in any free writing prospectus prepared by or on behalf of us. Neither we nor the underwriter have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the shares offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in, or incorporated by reference into, in this prospectus is current only as of its date, regardless of its delivery. Our business, financial condition, results of operations and prospects may have changed since that date.
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ABOUT THIS PROSPECTUS
You should rely only on the information contained in, or incorporated by reference into, this prospectus, as may be supplemented and amended. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.
We urge you to read carefully this prospectus, and all information incorporated by reference herein, as may be supplemented and amended, before deciding whether to invest in any of the common stock being offered.
Unless the context indicates otherwise, as used in this prospectus, the terms “Eyenovia”, “we”, “us”, “our”, “the Company”, “our company” and “our business” refer to Eyenovia, Inc.
INDUSTRY AND MARKET DATA
We obtained the industry, statistical and market data in this prospectus from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. In presenting this information, we have made assumptions based on such data and other similar sources, and on our knowledge of, and our experience to date in, the potential markets for our product candidates. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors”. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus, or incorporated by reference into this prospectus. It might not contain all the information that is important to you. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus or incorporated by reference into this prospectus, before making an investment decision to purchase shares of our common stock.
Our Business
Overview
We are a clinical stage ophthalmic biopharmaceutical company developing a pipeline of microdose therapeutics utilizing our patented piezo-print delivery technology, which we recently branded the OptejetTM. Eyenovia aims to achieve clinical microdosing of next-generation formulations of well-established ophthalmic pharmaceutical agents using its high-precision targeted ocular delivery system, which has the potential to replace conventional eyedropper delivery and improve safety, tolerability, patient compliance and topical delivery success for ophthalmic eye treatments. In the clinic, Optejet has demonstrated up to a 75% reduction in ocular drug and preservative exposure, with successful topical delivery that generally exceeded the efficacy of traditional eyedrop administration. Using our proprietary delivery technology, Eyenovia is developing the next generation of smart ophthalmic therapies while targeting new indications for which there are currently no drug therapies approved by the U.S. Food and Drug Administration (the “FDA”). Eyenovia’s microdose therapeutics follow the FDA-designated pharmaceutical registration and regulatory process. Our products are not classified by the FDA as medical devices or drug-device combination products.
Eyenovia recently initiated Phase III trials for MicroStat. MicroStat is a fixed combination formulation of phenylephrine-tropicamide for mydriasis (pupil dilation), designed to be a novel approach for the estimated 80 million office-based comprehensive and diabetic eye exams performed every year in the United States. Additionally, we have received clear feedback from the FDA regarding the requirements for Phase III trials for our MicroPine and MicroProst programs. MicroPine is a first-in-class topical therapy for the treatment of progressive myopia, a back-of-the-eye ocular disease associated with pathologic axial elongation and sclero-retinal stretching affecting approximately 5 million people in the United States. MicroProst is a novel latanoprost formulation for lowering intraocular pressure (“IOP”) in patients with ocular hypertension (“OHT”), primary open angle glaucoma (“POAG”) and chronic angle closure glaucoma (“CACG”). MicroTears, our over-the-counter (“OTC”) product candidate for dry eye, will not require Phase III trials. We plan to proceed with registration activities for MicroTears in 2019.
We have completed three Phase II trials, with results from two published in peer-reviewed literature and a third in press publication. In two studies evaluating mydriatic agents, the Optejet consistently delivered precision dosing at the volume of the eye’s natural tear film capacity of 6 – 8 µL, which reduced ocular and systemic drug and preservative exposure, while demonstrating pupil dilation comparable to conventional eyedrops with fewer side effects. In the third study, we evaluated usability, patient tolerability and intraocular pressure lowering of microdosed latanoprost administered with the Optejet. In this study, eyes receiving microdosed latanoprost achieved IOP reduction consistent with published literature on eyedrops and administration of the medication was successful in a single attempt in more than 90% of cases. Based on the results from these clinical trials, we plan to advance MicroStat, MicroPine and MicroProst into Phase III utilizing the 505(b)(2) pathway. Where possible, we also intend to use this pathway for future clinical trials in new indications with significant unmet needs.
Our Solution
Ophthalmic drugs delivered as eyedrops can fail to provide the prescribed dose more than 50% of the time and, even when the prescribed dose is delivered to the ocular surface, eyedrops can overdose the ocular surface by more than 300%. The average tear volume of the eye is 6 – 8 µL, yet conventional eyedrops deliver fluid volume of approximately 30 – 50 µL. Even among bottles of the same size and shape, eyedrop sizes vary significantly depending on the angle of the bottle and the amount of ophthalmic solution remaining. The large drop size can result in overflow from the eye into the nasolacrimal canal, where the active drug product becomes available systemically. Ocular drugs that are absorbed by the nasolacrimal mucosa mimic intravenous injection delivery insofar as they are not susceptible to first-pass hepatic metabolism. Additionally, ocular medication in swallowed nasolacrimal secretions is theoretically available for absorption in the gastrointestinal tract. As such, only a small fraction of the applied medication is actually absorbed directly into the eye, while there remain multiple opportunities for unintended local and systemic exposure. Additionally, excess drug (and preservative in some instances) in the eye is more likely to cause ocular surface toxicity and tolerability issues and spillage to the periorbital skin can cause dermatological changes.
Instillation of eyedrops also stimulates lacrimation, and can increase tear turnover rate from 16% per minute to 30% per minute once eyedrops have been instilled, thereby diluting the drug product. If the eyedrop stings, the loss rate can be even higher. Approximately 80% of a medication instilled as an eyedrop is lost to drainage during the first 15 – 30 seconds after instillation.
The Optejet
The Optejet delivers doses of 6 – 8 µL, directly coating the corneal surface where 80% of intraocular drug penetration occurs. We believe that microdosing may reduce drug and toxic preservative exposure by more than 75%, thus reducing ocular irritation, and resulting in potentially gentler treatments without compromising the desired clinical effect. Our approach could also reduce waste associated with conventional macrodose drops — a problem that has been highlighted by recently introduced legislation in the U.S. Senate to address this specific concern.
We believe that we are one of the only companies with clinical stage technology for targeted microdosing of ophthalmic investigational therapies. The Optejet is based on piezo-print technology, which is also used for pixel-sharp high-precision inkjet printing. The technology is optimized for and applied in ophthalmic delivery to achieve microdosing that can be many times more precise than conventional eyedroppers. In addition, our smart, electronic system provides the capability to track when patients administer their medications and deliver this information to patients and physicians via Bluetooth connectivity. Thus, physicians can make decisions regarding therapeutic regimens with knowledge of patient compliance.
The FDA has provided written feedback that our clinical development activities will be treated as drug development programs, because only the drug comes into contact with the eye. Consequently, we do not anticipate needing separate FDA approval for the Optejet or being required to comply with FDA medical device regulations.
Microdose administration of topical ophthalmic drugs with the Optejet has been tested in preclinical models and clinical trials and shown to provide many advantages over administrations of eyedrops. Key advantages include:
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Dose reduction:   Our microdose delivery technology achieves precise volumetric control at the microliter level to deliver 6 – 8 µL, which is the physiologic capacity of the tear film. This compares favorably to the volume of an eyedrop (30 – 50 µL), which can result in overdosing, ocular toxicity and systemic leaching into the plasma.

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Targeted dose instillation:   The Optejet allows for targeted delivery to the ocular surface and cornea, avoiding the conjunctival cul-de-sac. The micro-jet spray created by the piezo-electric vibrations is columnated and focused to provide precise delivery to the corneal surface where the majority of ocular penetration occurs. Additionally, the Optejet is designed with an LED targeting mechanism to facilitate proper positioning and objective alignment, thus increasing the likelihood of successful dose delivery.

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Speed of delivery:   Our piezo-electric technology is similar to pixel-sharp precision ink jet printing. Unlike a simple aerosolized mechanism, our patented technology is designed with ejection control that creates a fast and targeted micro-jet delivery. Solution is delivered to the ocular surface in less than 80 milliseconds beating the typical eye’s 100-millisecond blink reflex.

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Smart electronics:   Our smart electronics and mobile e-health technology are designed to track when a patient administers treatment. This enables physicians to objectively monitor patient compliance. We believe this technology will improve compliance and chronic disease management by empowering patients and physicians with access to dynamic, real-time monitoring and compliance data for a more intelligent and personalized therapeutic paradigm.

Our Pipeline
The following summarizes our product pipeline and expected milestones:
Product Candidate	Indication	Next Expected Milestones
MicroStat	Mydriasis (Pupil Dilation)	Report Phase III Trial Results H1 2019
MicroPine	Pediatric Myopia Progression (Near Sightedness)	Initiate Phase III Trial H1 2019
MicroProst	Chronic Angle Closure Glaucoma	Initiate Phase III Trial H1 2019
MicroTears	Dry Eye	OTC Registration H1 2019
MicroStat
MicroStat is the potentially first-in-class fixed combination micro-formulation product candidate for mydriasis (eye dilation) intended to facilitate the estimated 80 million office-based comprehensive and diabetic eye exams performed every year in the United States. Our fixed combination product has been developed to help achieve efficient pupil dilation while reducing unintended effects of conventionally administered mydriatic agents. We believe the market exceeds $150 million annually in the United States alone.

Phase III Clinical Development Program
Our New Drug Application (“NDA”) has been accepted by the FDA and we initiated Phase III clinical trials of fixed-combination microdosed phenylephrine 2.5% and tropicamide 1% administered for mydriasis in November 2018.
The MicroStat program consists of two Phase III randomized, controlled, cross-over clinical studies evaluating pupil dilation with our fixed combination product in comparison with the individual drug components (phenylephrine 2.5% and tropicamide 1%, respectively), and with a placebo. The primary endpoint for each study is the mean change in pupil diameter at 35 minutes post-drug administration. If the primary objectives of our Phase III program are met, we plan to submit an NDA to the FDA for marketing approval in the United States. Outside of the United States, we have entered into a licensing partnership for MicroStat with one of our largest stockholders and a leading ophthalmology company in Japan, Senju Pharmaceuticals, Co. Ltd. (“Senju Pharmaceuticals”), for commercialization in Asia, including China, Japan and India.
MicroPine
A key therapeutic program for Eyenovia is our first-in-class topical treatment for progressive myopia, a back-of-the-eye disease. Progressive myopia is estimated to affect close to 5 million patients in the United States who suffer from uncontrolled axial elongation of the sclera leading to increasing levels of myopia and in some cases major pathologic changes such as retinal atrophy, macular staphylomas, retinal detachment and visual impairment.
Progressive Myopia with Retinal Atrophy Changes
Fundus photographs showing the progression of myopic maculopathy from (A) category 2 (diffuse atrophy) to (B) category 4 (macular atrophy) Ophthalmology 2018;-:1e11
Academic groups have demonstrated that high efficacy with low dose atropine reduces myopia progression 60 – 70%, with sustained effect through three years. A recent therapeutic evidence assessment and review by the American Academy of Ophthalmology, indicates Level 1 (highest) evidence of efficacy for the role of low dose atropine for progressive myopia (Ophthalmology 2017;124:1857-1866; Ophthalmology 2016; 123(2) 391:399). While atropine 1% ophthalmic solution is commercially available, we believe the significant side effects associated with its use in the pediatric population make its use undesirable for the treatment of progressive myopia.

Ophthalmology 2012;119:347–354
Phase III Clinical Development Program
MicroPine is Eyenovia’s clinical development program involving the formulation and the Optejet microdose administration of low-dose atropine for reduction of progressive myopia. Based on FDA feedback, we anticipate initiation of the single required Phase III trial enrolling children and adolescents who will use MicroPine therapy daily. The primary assessment of efficacy is based on reduction in myopia progression at three years, at which point the data will be analyzed and submitted in an NDA for FDA review, with a follow-up in the fourth year required to assess any rebound effects associated with a change in the medication regimen.
MicroProst
MicroProst is our proprietary latanoprost formulation product candidate, which we are developing as a first-line treatment for reduction of IOP in patients with OHT, POAG and CACG. Currently, there are no FDA-approved therapies for CACG, even though it accounts for an estimated 10% and 50% of all glaucoma diagnoses in the United States and China, respectively. We believe that the market for MicroProst exceeds $700 million annually in the United States alone.
Phase III Clinical Development Program
Subsequent to the completion of early phase clinical trials, we met with the FDA to discuss our Phase III plans for MicroProst. The FDA outlined the necessary clinical trials for approval and we are preparing to initiate a Phase III registration program for MicroProst relying on the 505(b)(2) pathway in the first half of 2019. If approved, we believe MicroProst could have the widest indication of commercially available IOP-lowering therapies, including the first FDA-approved treatment for CACG. Based on the results of our earlier study of Optejet-administered latanoprost (PG-21), we believe MicroProst will achieve similar clinical efficacy without the adverse effects seen with conventional drops, which overdose the eye with potentially harmful preservatives and active pharmaceutical ingredient.
We anticipate that the MicroProst clinical program will require a single Phase III randomized controlled clinical trial involving patients with OHT, POAG and/or CACG, with a three-month primary endpoint evaluating IOP reduction and follow-up through six months for safety. We plan to begin the clinical trial for MicroProst in the first half of 2019. We have entered into a licensing partnership for our MicroProst program with Senju Pharmaceuticals for Asia, including China where CACG accounts for up to 50% of all glaucoma.
MicroTears
MicroTears is a micro-droplet ocular surface tear replenishment product candidate for the estimated $2 billion-plus (200 million units) annual OTC artificial tear market. The Optejet can enable accurate delivery of MicroTears directly to the ocular surface, which we believe will enhance its effectiveness. The lower volume of MicroTears could also lower the incidents of droplet overflow. While no FDA studies are required for registration of a monograph formulation, we expect to conduct multiple Phase IV post-marketing studies to demonstrate the benefits of MicroTears. We plan to complete formulation and manufacturing scale-up activities for an expected market introduction in mid-to-late 2019.
Our Strategy
Our goal is to become a leading ophthalmic biopharmaceutical company focused on developing and commercializing a strong pipeline of first-in-class microdose therapeutics and a digital health platform for interactive patient care. The key elements of our strategy to achieve this goal are:
Establish a portfolio of first-in-class piezo-print micro-therapeutic products for front-of-the-eye treatments through the 505(b)(2) pathway with the FDA.   We are initially focused on integrating our next-generation technology with therapeutic compounds already well-established in the topical treatment of ophthalmic indications. We believe that the 505(b)(2) registration pathway, which reduces development risk compared to new molecular entity programs by working with known compounds with well-established safety and efficacy profiles, will be available for our initial development pipeline. We believe our pipeline of patented micro-therapeutic product candidates will be highly differentiated by our improved tolerability and enhanced compliance profile, and our late-stage development programs could lead to NDA submissions in novel indications where the products can have unique dosing and therapeutic profiles. We believe that this could lead to favorable pricing and reimbursement, and a reduced risk of generic substitution.
Improve clinical outcomes and patient experiences while providing an improved tolerability profile with our micro-therapeutics.   We believe the Optejet will allow for high-precision targeted microdosing for front-of-the-eye treatments, while eliminating ophthalmic over-dosing and reducing ocular exposure to toxic preservatives and pharmacologic ingredients compared to conventional eyedrop delivery mechanisms. Our clinical trials have demonstrated equivalent efficacy to eyedrops, improved side effect profile and enhanced patient experience with the Optejet as compared to conventional eyedrops.
Leverage our electronic, smartphone-enabled “e-health” technology to introduce and develop patient-specific compliance monitoring program.   The mobile e-health technology within the Optejet is designed to track when a patient administers treatments, allowing physicians to track patient compliance more accurately. We believe this may enhance patient compliance and improve compliance monitoring by empowering patients and physicians with access to dynamic, real-time monitoring and compliance data for a more intelligent, informed and personalized therapeutic paradigm.
Develop microdose treatments for other ophthalmic diseases independently or in collaboration with third parties.    The Optejet is also suitable for new molecular entities. Leveraging our existing platform technology, we plan to continue developing, either independently or through strategic relationships with third parties, other product candidates for front-of-the-eye diseases that can be administered using the Optejet. We have entered into an exclusive agreement with Senju Pharmaceuticals, one of our largest stockholders and a leading ophthalmology company in Japan, for the Asian development and commercial rights to our therapies and technology.
Develop solutions for ophthalmic conditions with high unmet needs and no approved therapy.    We plan to target chronic ophthalmic conditions with a high unmet medical need. By leveraging our piezo-print microdosing technology, we aim to reach conditions where there are no approved drug therapies. For example, our MicroPine program involves a proprietary formulation of low-dose atropine intended to slow myopia progression in the pediatric population. There are currently no commercially-available therapies in the United States to treat this indication.

Risks Associated with our Business
Our business is subject to numerous risks and uncertainties, including those highlighted and incorporated by reference in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:
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We have incurred operating losses since our inception. We expect to continue to incur losses for the foreseeable future and might never achieve or maintain profitability.    We have incurred operating losses of approximately $30.3 million since inception, have not generated any product sales revenue and have not achieved profitable operations. Our net losses were $5.1 million for the year ended December 31, 2017 and $11.1 million for the nine months ended September 30, 2018. We expect to continue to incur substantial losses in future periods while we continue to test and prepare our product candidates for the market. It could be several years, if ever, before we have a commercialized product. Even if we are able to generate revenues from the sale of our potential products, we might not become profitable and may need to obtain additional funding to continue operations.

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Our relatively short operating history may make it difficult for investors to evaluate the success of our business to date and to assess our future viability.    We are a clinical-stage company, having commenced active operations in 2014. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital and developing our product candidates. We have not yet demonstrated our ability to successfully complete a Phase III program, obtain regulatory approval, develop an in-house manufacturing facility, manufacture a commercial scale product, or conduct sales and marketing activities necessary for successful product commercialization.

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We might not be able to develop marketable products utilizing our technology and we might not be able to identify and successfully implement an alternative product development strategy.    The approach we have adopted to discover and develop product candidates is new and might never lead to marketable products. We have concentrated our efforts on developing therapeutic product candidates utilizing a new advanced technology for drug delivery. If we are unsuccessful in developing product candidates utilizing our technology, we might be required to change the scope and direction of our product development activities. If we are not able to identify and successfully implement an alternative product development strategy, our business may fail.

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Ophthalmic micro-therapeutic research and development is a highly uncertain undertaking. Our development efforts may be delayed for any number of reasons, in which case potential marketing approval or commercialization of our proprietary technology could be delayed or prevented.    Our research and development activities to develop ophthalmic micro-therapeutics utilizing our proprietary technology may be impeded due to scientific or technological difficulties or our lack of complete understanding of the challenges. Our research and development activities might not give rise to a marketable product and we might not succeed in developing a marketable product in a timely manner or in accordance with our estimated budgets. Even if we are successful in developing such products, there is no certainty that our products, when developed, will be found to be sufficiently effective and safe for use to receive regulatory approval for marketing.

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Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain, and may prevent us from obtaining approvals for the commercialization of some or all of our product candidates. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue would be materially impaired.    Our business depends on the success of our lead research and development programs, which require significant additional clinical testing before we can seek regulatory approval and potentially launch commercial sales. In addition, we do not have any products that have gained regulatory approval. Our business and future success depends on our ability to obtain regulatory approval of and then successfully commercialize our lead product candidates. If we are unable to develop or receive marketing approval in a timely manner or at all, we could experience significant delays or an inability to commercialize the product.

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Our product candidates are based on a novel technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval.    Human clinical trials are expensive, time-consuming and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Because our product candidates are based on new technologies, we expect that such human clinical trials will require extensive research and development and have substantial manufacturing and processing costs. Accordingly, our clinical trial costs could be significantly higher than other conventional therapeutic technologies or drug products, which would increase our losses and our need for additional financing.

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If the market opportunities for our future product candidates are smaller than we believe they are, our product revenues may be adversely affected and our business may suffer.    We are currently focusing our research and product development efforts on our pupil dilation, progressive myopia, glaucoma, and dry eye products. Our understanding of both the number of people who have these needs, as well as the subset of people who have the potential to benefit from our product candidates, are based on estimates in published literature. While we believe these estimates are reasonable, they may prove to be incorrect and new studies may reduce the estimated incidence or prevalence of glaucoma and dry eyes and the need for pupil dilation, which would reduce our total addressable market and therefore our revenue.

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The commercial success of our product candidates will depend on the degree of market acceptance among ophthalmologists and optometrists, patients, patient advocacy groups, third-party payors and the medical community.    Even if we receive regulatory approval to market our product candidates, our product candidates might not gain market acceptance upon their commercial introduction. We may have difficulties convincing the medical community, third-party payors and consumers to accept and use any of our product candidates that may be approved for commercialization in the future, which could prevent us from becoming profitable.

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We have material weaknesses in our internal control over financial reporting. In addition, because of our status as an emerging growth company, our independent registered public accountant is not required to provide an attestation report as to our internal control over financial reporting for the foreseeable future.   We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting for each fiscal year beginning with the one ending on December 31, 2018. We have undertaken the costly and challenging process of compiling the system and processing the documentation necessary to perform the evaluation needed to comply with Section 404. During this process, we identified certain material weaknesses in our internal controls over financial reporting. As provided in our Quarterly Report on Form 10-Q for the period ended September 30, 2018, management believes that the additional controls implemented are sufficient to address the material weaknesses it identified and are testing these controls. The assessment management is required to provide in its Annual Report on Form 10-K for the year ending December 31, 2018 will need to include disclosures of any material weaknesses in our internal control over financial reporting that are not yet fully remediated. The resulting uncertainty and cost could negatively impact our stock price.

Our Team
Our management team is a critical component to the execution of our overall strategy and business model and is led by our Chief Executive Officer and Chief Medical Officer, Dr. Tsontcho Ianchulev. Dr. Ianchulev has over 15 years of experience in public health, life-science and medical technology. He is a physician-executive and public health expert who has been at the core of developing medical products and technologies that have transformed the ophthalmic field and impacted medical care for thousands of patients each year. His intellectual property was a core asset to WaveTec’s (acquired by Alcon) technology for intraoperative aberrometry. He is currently a Professor of Ophthalmology at the New York Eye and Ear Infirmary and sits on the Boards of Iantech Medical, Kurobe Pharmaceuticals and The American Society of Cataract and Refractive Surgery Foundation. Dr. Ianchulev spent five years at Genentech, where he headed the ophthalmology research group and directed the development and FDA approval of Lucentis, a successful specialty biologic in the field of ophthalmology with more than $4 billion of annual sales in 2015.

Most recently, he headed all clinical development of Transcend Medical’s (acquired by Alcon) micro-stent for glaucoma. We believe Dr. Ianchulev’s clinical experience, combined with development and commercial work in both biopharmaceuticals and medical devices make him well suited to lead Eyenovia. Dr. Ianchulev is a graduate of Harvard Medical School and has an MPH degree from the Harvard School of Public Health.
In addition to Dr. Ianchulev, the management team includes professionals with significant experience in translational science, drug evaluation, clinical development, regulatory affairs, finance, marketing and business development. Our management team is supported by our Board of Directors, which has extensive professional experience in strategic development, executive, operational and financial leadership in the pharmaceutical and healthcare industries, including several successful ophthalmology companies.
Corporate Information
We were organized as a corporation under the laws of the State of Florida on March 12, 2014 under the name “PGP Holdings V, Inc.” On May 5, 2014, we changed our name to Eyenovia, Inc. On October 6, 2014, we reincorporated in the State of Delaware by merging into Eyenovia, Inc., a Delaware corporation. Our principal executive office is located at 295 Madison Avenue, Suite 2400, New York, NY 10017, and our phone number is 917-289-1117. Our website is http://www.eyenoviabio.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, does not constitute part of this prospectus and should not be relied upon in connection with making any investment in our securities.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:
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reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data in this prospectus;

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an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•
reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•
exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We intend to take advantage of the reduced reporting requirements with respect to disclosure regarding our executive compensation arrangements, have presented only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in our filings with the Securities and Exchange Commission (“SEC”), and have taken advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting. To the extent that we take advantage of these reduced reporting burdens, the information that we provide stockholders may be different than you might obtain from other public companies in which you hold equity interests.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING
Common stock to be offered by us
     shares of common stock (or      shares if the underwriter exercises its over-allotment option in full), based on an assumed public offering price of  $     per share, which was the last reported sale price of our common stock on the Nasdaq Capital Market on            , 2018.
Public offering price
$     per share.
Underwriters’ purchase option
We have granted to the underwriters the option, exercisable for 45 days from the date of this prospectus, to purchase up to      additional shares of common stock to cover over-allotments, if any.
Common stock outstanding prior to this offering(1)
10,088,996 shares of common stock.
Common stock outstanding after completion of this offering(1)
     shares (or      shares if the underwriter exercises its over-allotment option in full), based on an assumed public offering price of  $     per share, which was the last reported sale price of our common stock on the Nasdaq Capital Market on            , 2018.
Use of proceeds
We estimate that the net proceeds from the sale of our common stock sold in this offering will be approximately $     million, based on an assumed public offering price of  $     per share, which was the last reported sale price of our common stock on            , 2018 on the Nasdaq Capital Market, after deducting the underwriting discounts and commissions and estimated offering expenses.
We intend to use the net proceeds from this offering to (i) initiate Phase III clinical trials for MicroPine and MicroProst, (ii) complete formulation work for each development program, and (iii) for general corporate purposes, including working capital. See “Use of Proceeds”.
Risk factors
You should read “Risk Factors” and other information included in this prospectus or incorporated by reference into this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.
Dividend policy
We have never paid dividends on our capital stock and do not anticipate paying any dividends for the foreseeable future.
Nasdaq Capital Market symbol
“EYEN”.

(1)
The number of shares of our common stock to be outstanding following this offering is based on 10,088,996 shares of our common stock outstanding as of September 30, 2018 and excludes:

•
2,225,118 shares of our common stock underlying outstanding options to purchase common stock under our 2014 Equity Incentive Plan (the “2014 Plan”) and 2018 Omnibus Stock Incentive Plan (the “2018 Plan”) with a weighted average exercise price of  $3.03; and

•
342,419 shares of our common stock reserved for future issuance under our 2014 Plan and 2018 Plan.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:
•
no exercise of outstanding options; and

•
no exercise of the underwriters’ over-allotment option to purchase additional shares.

RISK FACTORS
An investment in our securities involves a high degree of risk. You should carefully consider the risk factors contained in our periodic reports filed with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which are incorporated by reference into this prospectus. Before deciding to invest in our securities, you should carefully consider these risks, as well as other information we include or incorporate by reference in this prospectus.
If any of the events described in these risk factors actually occurs, or if additional risks and uncertainties that are not presently known to us or that we currently deem immaterial later materialize, then our business, prospects, results of operations and financial condition could be materially adversely affected. In that event, the trading price of our securities could decline, and you may lose all or part of your investment in our securities. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.
Risks Related to this Offering
Management will have broad discretion as to the use of proceeds from this offering and might not use them effectively.
Our management will have broad discretion as to the application of the net proceeds from this offering and our stockholders will not have the opportunity as part of their investment decisions to assess whether the net proceeds are being used appropriately. You might not agree with our decisions, and our use of the proceeds might not yield any return on your investment. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our failure to apply the net proceeds of this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, in our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.
You will experience immediate and substantial dilution in the book value per share of the common stock you purchase.
Because the offering price per share of our common stock being offered may be higher than the book value per share of our common stock, you may suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. For a further description of the dilution that investors in this offering will experience, see “Dilution”.
In addition, investors in this offering will be subject to increased dilution upon the exercise of outstanding stock options.
Future sales of common stock by stockholders may have an adverse effect on the then prevailing market price of our common stock.
Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities. We are currently authorized to issue an aggregate of 90,000,000 shares of common stock and 6,000,000 shares of preferred stock. As of September 30, 2018, there were 10,088,996 shares of common stock outstanding and 2,225,118 shares of common stock underlying our outstanding options. We may also issue additional shares of common stock or other securities that are convertible into or exercisable for common stock in connection with hiring or retaining employees, future acquisitions, future sales of its securities for capital raising purposes, or for other business purposes. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

We have not paid dividends in the past and have no immediate plans to pay dividends.
We plan to reinvest all of our earnings, to the extent we have earnings, in order to further develop our products and to cover operating costs. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. We cannot assure you that we would, at any time, generate sufficient surplus cash that would be available for distribution to the holders of our common stock as a dividend. Therefore, you should not expect to receive cash dividends on the common stock we are offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains a number of forward-looking statements. Specifically, all statements other than statements of historical facts included in this prospectus, or incorporated by reference into this prospectus, regarding our financial position, business strategy, development timelines and plans and objectives of management for future operations are forward-looking statements. These forward-looking statements are based on the beliefs of management at the time these statements were made, as well as assumptions made by and information currently available to management. When used in this prospectus and the documents incorporated by reference herein, the words “anticipate”, “believe”, “estimate”, “expect”, “may”, “will”, “continue” and “intend”, and words or phrases of similar import are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and assumptions related to various factors.
You should understand that the following important factors, in addition to those discussed in our periodic reports filed with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements:
•
risks involved in clinical trials, including, but not limited to, the costs, initiation, timing, progress and results of such trials;

•
our estimates regarding the potential market opportunity for our product candidates;

•
our ability to develop and implement our commercialization, marketing and manufacturing capabilities and strategies;

•
our expectations related to the use of proceeds from this offering;

•
our expectations regarding our ability to fund our operating expenses and capital expenditure requirements with our cash on hand and proceeds from this offering;

•
the potential advantages of our product candidates;

•
the rate and degree of market acceptance and clinical utility of our products;

•
our intellectual property position;

•
our ability to identify additional products, product candidates or technologies with significant commercial potential that are consistent with our commercial objectives;

•
our ability to attract and retain key personnel;

•
our estimates regarding expenses, future revenue, timing of any future revenue, capital requirements and needs for additional financing;

•
the impact of government laws and regulations;

•
our competitive position;

•
developments relating to our competitors and our industry;

•
our ability to maintain and establish collaborations or obtain additional funding;

•
general or regional economic conditions; and

•
changes in U.S. GAAP or in the legal, regulatory and legislative environments in the markets in which we operate.

Although we believe that our expectations (including those on which our forward-looking statements are based) are reasonable, we cannot assure you that those expectations will prove to be correct. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in our forward-looking statements as anticipated, believed, estimated, expected or intended.

Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and the documents incorporated by reference herein might not occur.

USE OF PROCEEDS
We estimate that the net proceeds from our issuance and sale of       shares of our common stock in this offering will be approximately $     million (or $     million if the underwriters exercise in full their option to purchase additional shares), assuming an offering price of  $     per share, which was the last reported sale price of our common stock on the Nasdaq Capital Market on            , 2018, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
As of September 30, 2018, we had cash of approximately $21.0 million. We intend to use the net proceeds from this offering, together with our existing cash, as follows:
•
Approximately $     million to initiate Phase III clinical trials for MicroPine and MicroProst;

•
Approximately $     million to complete formulation work for each development program; and

•
The remainder for working capital and general corporate purposes.

We believe that our current cash, along with the net proceeds from this offering, will be sufficient for us to fund our operating expenses and capital expenditure requirements for the next 12 to 15 months.
The expected net proceeds of this offering will not be sufficient for us to fund commercialization of any of our product candidates (including marketing and sales) and we will need to raise substantial additional capital to complete the commercialization of our product candidates, as well as to establish an in-house manufacturing facility and sales and marketing operation.
The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our preclinical and clinical trials and other development and commercialization efforts for our product candidates, as well as the amount of cash used in our operations. Although we have no present intention or commitment to do so, we may use a portion of the net proceeds for the acquisition of, or investment in, technologies, intellectual property or businesses that complement our business.
Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. We may find it necessary or advisable to use the net proceeds for other purposes, and our management will retain broad discretion over the allocation of the net proceeds of this offering. Pending the uses described above, we plan to invest the net proceeds from this offering in corporate savings accounts with top tier commercial banks, short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DILUTION
If you purchase shares of common stock in this offering, you will experience dilution to the extent of the difference between the public offering price per share in this offering and our pro forma net tangible book value per share immediately after this offering.
Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Our historical net tangible book value as of September 30, 2018 was $19,739,991, or $1.96 per share of common stock. After giving effect to the sale of shares of common stock in this offering at an assumed public offering price of  $     per share, which was the last reported sale price of our common stock on the Nasdaq Capital Market on            , 2018, and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value as of September 30, 2018 would have been $    , or $     per share. This represents an immediate increase in net tangible book value of  $     per share to existing stockholders and an immediate dilution in net tangible book value of  $     per share to investors in this offering. The following table illustrates this dilution on a per share basis:
Assumed public offering price per share			$
Historical net tangible book value per share as of September 30, 2018		$1.96
Increase in net tangible book value per share attributable to this offering	$
As adjusted tangible book value per share, after giving effect to this offering			$
Dilution per share to investors in this offering			$
If the underwriter exercises in full its option to purchase additional shares of common stock, the net tangible book value per share after giving effect to this offering would be $     per share, which amount represents an immediate increase in net tangible book value of  $     per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of  $     per share of our common stock to investors purchasing shares in this offering.
The above discussion and tables are based on 10,088,996 shares of common stock outstanding as of September 30, 2018 and excludes the following:
•
2,225,118 shares of our common stock underlying outstanding options to purchase common stock under our 2014 Plan and 2018 Plan with a weighted average exercise price of $3.03; and

•
342,419 shares of our common stock reserved for future issuance under our 2014 Plan and 2018 Plan.

To the extent that any of these options are exercised, new options are issued under our 2018 Plan or we issue additional shares of common stock or other equity securities in the future, there may be further dilution to investors participating in this offering.

DESCRIPTION OF SECURITIES
General
Our certificate of incorporation authorizes the issuance of up to 90,000,000 shares of common stock, par value $0.0001 per share, and 6,000,000 shares of preferred stock, par value $0.0001 per share. As of the date of this prospectus, we had      shares of common stock issued and outstanding.
On            , 2018, the closing price as reported on the Nasdaq Capital Market of our common stock was $    . As of            , 2018, there were   holders of record of our common stock.
Common Stock
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Each election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our Board of Directors, subject to any preferential dividend rights of outstanding preferred stock.
In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.
Preferred Stock
Our certificate of incorporation authorizes the issuance of 6,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. No shares of preferred stock are currently designated and outstanding. Our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a business transaction. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us.
Options
As of September 30, 2018, options to purchase an aggregate of 2,225,118 shares of our common stock, with a weighted average exercise price of $3.03 per share, were outstanding under our 2014 Plan and 2018 Plan.
Registration Rights
We are subject to an Investor’s Rights Agreement, as amended (the “Rights Agreement”), between us and the previous holders of our Series A preferred stock, Series A-2 preferred stock and Series B preferred stock, which shares were all converted to shares of our common stock immediately following the January 2018 initial public offering of our common stock (“IPO”). Under the Rights Agreement, beginning in July 2018, the holders of approximately 4,290,806 shares of our common stock are entitled to demand registration rights. At any time, the holders of more than specified amounts of these shares can, on not more than two occasions, request that we register all or a portion of their shares. We will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of filing and 180 days following the effectiveness of a company-initiated registration statement relating to a public offering of our securities, such as this one.
In addition, in the event that we propose to register any of our securities under the Securities Act of 1933, as amended (“Securities Act”), either for our own account or for the account of other security holders, the holders of approximately 4,290,806 shares of our common stock are entitled to certain

“piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, debt securities or corporate reorganizations, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. The holders of these rights have waived them with respect to this offering.
We will pay the registration expenses of the holders of the shares registered pursuant to the registrations described above.
The registration rights described above will expire upon the earlier of (i) January 2021, or (ii) with respect to any particular stockholder, the date on which such stockholder can sell all of its shares under Rule 144 of the Securities Act during any 90-day period.
Provisions of our Certificate of Incorporation and Bylaws, and Delaware Law that May Have an Anti-Takeover Effect
Certain provisions set forth in our certificate of incorporation and bylaws and Delaware law could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management.
Certificate of Incorporation and Bylaws
In particular, our certificate of incorporation and bylaws, among other things:
•
provide that stockholders must provide advance notice to nominate persons for election to our Board of Directors or submit proposals for consideration at stockholder meetings;

•
specify that special meetings of our stockholders can be called only by the chairman of the Board of Directors, the President or such other persons designated by the Board of Directors; and

•
provide that vacancies on the Board of Directors may be filled by a majority of directors in office, although less than a quorum, or by the sole remaining director.

Delaware Law
We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, regulating corporate takeovers. In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:
•
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder: (i) shares owned by persons who are directors and also officers; and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is 718-921-8200. Our shares of common stock are issued in uncertificated form only, subject to limited circumstances.
Market Listing
Our common stock is listed on the Nasdaq Capital Market under the symbol “EYEN”.

UNDERWRITING
We have entered into an underwriting agreement with National Securities Corporation, the underwriter, pursuant to which it has agreed to purchase from us      shares of our common stock to be sold in this offering, at the public offering price set forth on the cover page of this prospectus, less the underwriting discount.
We have agreed to indemnify the underwriter and its officers, directors, employees and agents, and each person if any, who controls the underwriter within the meaning of Section 15 of the Securities Act, against certain liabilities, including civil liabilities under the Securities Act resulting from this offering and to contribute to payments the underwriter may be required to make in respect of such liabilities.
The underwriter is offering the shares subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
The underwriter has advised us that it proposes to initially offer the shares of common stock to the public at $     per share. After the initial offering of the shares, the underwriter may from time to time vary the offering price and other selling terms.
Over-allotment Option to Purchase Additional Shares
We have granted to the underwriter an option to purchase up to     additional shares of common stock from us at the same price to the public, less the same underwriting discount, as set forth in the table on the cover page of this prospectus. The underwriter may exercise this option any time during the 45-day period after the date of this prospectus, but only to cover over-allotments, if any, including as described below.
Lock-Up
Each of our officers and directors have entered into a lock-up agreement with respect to shares of our common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, such persons may not offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of these securities without the prior written consent of National Securities Corporation. In addition, we have agreed, subject to certain exceptions, for a period of 90 days following the date of this prospectus, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of shares of our common stock, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock, without the prior written consent of National Securities Corporation.
Underwriting Discount and Expenses
The following table summarizes the per share underwriting discount to the public offering price of the shares offered pursuant to this prospectus. These amounts are shown assuming both no exercise and full exercise of the over-allotment option. We have also agreed to pay up to $60,000 of the out-of-pocket fees and expenses of the underwriter, which includes the fees and expenses of counsel to the underwriter. The fees and expenses of the underwriter that we have agreed to reimburse are not included in the underwriting discount set forth in the table below. The underwriting discount was determined through arms’ length negotiations between us and the underwriter.

Total
	Per Share	Without Exercise of Option to Purchase Additional Common Shares	With Exercise of Option to Purchase Additional Common Shares
Underwriting discount for common stock to be paid by us (7%)	$	$	$
We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $     without the exercise of the over-allotment option and $     assuming the full exercise of the over-allotment option. This includes $60,000 of the out-of-pocket fees and expenses of the underwriter. These expenses are payable by us.
After deducting fees due to the underwriter and our estimated offering expenses, we expect our net proceeds from this offering to be approximately $    .
Stabilization
To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ Capital Market, or otherwise and, if commenced, may be discontinued at any time. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock.
Passive Market Making
In connection with this offering, the underwriters (and any dealers that are members of the selling group) may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.
Electronic Offer, Sale and Distribution of Shares
A prospectus in electronic format may be made available on the website maintained by the underwriter and the underwriter may distribute prospectuses electronically. In those cases, prospective investors may view offering terms and a prospectus online and place orders online or through their financial advisors. Other than the prospectus in electronic format, the information on this website is not part of this prospectus, the accompanying prospectus or the registration statement of which this prospectus and the accompanying prospectus form a part, has not been approved or endorsed by us or the underwriter, and should not be relied upon by investors.

Other Relationships with the Underwriter
From time to time in the ordinary course of business, the underwriter and its respective affiliates may in the future perform various commercial banking, financial advisory, investment banking and other financial services for us for which it will receive customary fees and reimbursement of expenses.
Offer Restrictions Outside the United States
Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS
The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Wyrick Robbins Yates & Ponton, LLP, Raleigh, North Carolina. The underwriters are being represented by Duane Morris LLP, Philadelphia, PA, in connection with this offering.
EXPERTS
The financial statements of Eyenovia, Inc. included in the Company’s Annual Report on Form 10-K as of and for the years ended December 31, 2017 and 2016 have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance on such report given upon the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
This prospectus, which constitutes a part of the registration statement on Form S-1 that we have filed with the SEC under the Securities Act, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
We are subject to the reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. We also maintain a website at http://www.eyenoviabio.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find More Information”. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except as to any portion of any future report or document that is not deemed filed under such provisions, prior to the termination of the offering:
•
our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on April 2, 2018;

•
our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 9, 2018;

•
our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed with the SEC on August 14, 2018;

•
our Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 13, 2018;

•
our Current Reports on Form 8-K filed with the SEC on January 29, March 12, March 26, and June 14, 2018, and November 13, 2018 (only as it pertains to Item 8.01);

•
our preliminary proxy statement on Schedule 14A for our 2018 Annual Meeting of Stockholders, filed with the SEC on April 10, 2018;

•
our proxy statement on Schedule 14A for our 2018 Annual Meeting of Stockholders, filed with the SEC on April 30, 2018; and

•
the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 24, 2018.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
We will furnish without charge to you, on written or oral request, a copy of any filing or report incorporated by reference, including exhibits to the document. You should direct any requests for documents to Eyenovia, Inc., 295 Madison Avenue, Suite 2400, New York, NY 10017, (917) 289-1117, Attention: Corporate Secretary.

$     of Shares of Common Stock

PROSPECTUS

National Securities Corporation
The date of this prospectus is            , 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of our common stock being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq Capital Market listing fee.
Amount to be paid
SEC registration fee	$
FINRA filing fee		*
Nasdaq initial listing fee		*
Transfer agent and registrar fees		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*
Total	$

*
To be completed by amendment.

Item 14.   Indemnification of Directors and Officers
We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee, or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:
•
breach of a director’s duty of loyalty to the corporation or its stockholders;

•
act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
unlawful payment of dividends, stock purchase or redemption of shares; or

•
transaction from which the director derives an improper personal benefit.

Our certificate of incorporation includes a provision providing for the limitation of liability to the maximum extent permitted under the DGCL. Expenses incurred by any officer or director in defending any proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking by or on behalf of such director or officer, to repay all amounts advanced if it should ultimately be determined that such director or officer is not entitled to be indemnified by us.
Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered on the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.
In addition, the underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933 or otherwise.
Item 15.   Recent Sales of Unregistered Securities
The following list sets forth information as to all securities we have sold since January 1, 2015, after giving effect to the 1-for-3.75 reverse stock split of our outstanding common stock and preferred stock effected on January 8, 2018, which were not registered under the Securities Act.
In March 2015, we issued options to purchase 760,001 shares of our common stock with an exercise price of  $1.24 per share to our employees, directors and/or consultants under our 2014 Plan.
In April 2015, we issued and sold 1,333,333 shares of Series A preferred stock to Senju Pharmaceutical Co., Ltd. for $3.75 per share in connection with our exclusive license agreement with Senju Pharmaceutical Co., Ltd.
In August 2016, we issued options to purchase 5,334 shares of common stock to a consultant with an exercise price of  $5.25 per share under our 2014 Plan.
In October 2016, we issued and sold 788,827 shares of Series A-2 preferred stock to five investors for $5.25 per share.
In October 2016, we issued an option to purchase 17,334 shares of our common stock to a consultant with an exercise price of $5.25 per share.
In November 2016, we issued an option to purchase 4,000 shares of our common stock to a consultant with an exercise price of  $5.25 per share.
In July 2017, we issued and sold 741,145 shares of Series B preferred stock to eight investors for $6.98 per share.

In July 2017, we issued options to purchase 897,747 shares of our common stock with an exercise price of $1.95 per share to our employees, directors and/or consultants under our 2014 Plan.
In September 2017, we issued and sold 177,838 shares of Series B preferred stock to two investors for $6.98 per share.
In April 2018, we issued options to purchase 175,668 shares of our common stock with an exercise price of $8.72 per share to our employees, directors and/or consultants under our 2014 Plan.
Each of the foregoing issuances was made in a transaction not involving a public offering pursuant to an exemption from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, or Regulation D promulgated under the Securities Act.
Item 16.   Exhibits and Financial Statement Schedules
(a) Exhibits.
We have filed the exhibits listed on the accompanying Exhibit Index of this registration statement, which Exhibit Index is incorporated herein by reference.
(b) Financial Statement Schedules.
All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or notes.
Item 17.   Undertakings
Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on            , 2018.
EYENOVIA, INC.
By:

Name: Tsontcho Ianchulev
Title:  Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tsontcho Ianchulev and John Gandolfo as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Tsontcho Ianchulev	Chief Executive Officer (principal executive officer) and Director	, 2018
John Gandolfo	Chief Financial Officer (principal financial and accounting officer)	, 2018
Fredric N. Eshelman	Chairman of the Board and Director	, 2018
Curt H. LaBelle	Director	, 2018
Kenneth B. Lee, Jr.	Director	, 2018
Ernest Mario	Director	, 2018
Charles E. Mather IV	Director	, 2018
Anthony Y. Sun	Director	, 2018
Shuhei Yoshida	Director	, 2018

EXHIBIT INDEX
		Incorporated by Reference (Unless Otherwise Indicated)
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date
1.1*	Underwriting Agreement	—	—	—	—
3.1	Third Amended and Restated Certificate of Incorporation	8-K	001-38365	3.1	January 29, 2018
3.2	Certificate of Amendment of Third Amended and Restated Certificate of Incorporation	8-K	001-38365	3.1.1	June 14, 2018
3.3	Amended and Restated Bylaws	8-K	001-38365	3.1	March 12, 2018
5.1*	Opinion of Wyrick Robbins Yates & Ponton LLP	—	—	—	—
10.1	Exclusive License Agreement, dated March 18, 2015, between Eyenovia, Inc. and Senju Pharmaceutical Co., Ltd.	S-1	333-222162	10.1	December 19, 2017
10.2†	Engagement Letter and Offer of Employment, dated July 6, 2017, between Eyenovia, Inc. and Dr. Tsontcho Ianchulev	S-1	333-222162	10.2	December 19, 2017
10.3†	Engagement Letter and Offer of Employment, dated July 6, 2017, between Eyenovia, Inc. and Luke Clauson	S-1	333-222162	10.3	December 19, 2017
10.4†	Engagement Letter and Offer of Employment, dated July 6, 2017, between Eyenovia, Inc. and Jennifer G. Clasby	S-1	333-222162	10.4	December 19, 2017
10.5†	Engagement Letter for Professional Services, dated July 6, 2017, between Eyenovia, Inc. and Dr. Curt LaBelle	S-1	333-222162	10.5	December 19, 2017
10.6	Amended and Restated Investors’ Rights Agreement, dated September 27, 2017, between Eyenovia, Inc. and investors party thereto	S-1	333-222162	10.6	December 19, 2017
10.7	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated September 27, 2017, between Eyenovia, Inc. and investors party thereto	S-1	333-222162	10.7	December 19, 2017
10.8	Amended and Restated Voting Agreement, dated September 27, 2017, between Eyenovia, Inc. and investors party thereto	S-1	333-222162	10.8	December 19, 2017
10.9†	Correction Letter, dated November 8, 2017, between Eyenovia, Inc. and Dr. Tsontcho Ianchulev	S-1	333-222162	10.9	December 19, 2017
10.10	Master Consulting Services Agreement, dated November 4, 2014, between Eyenovia, Inc. and Private Medical Equity, Inc.	S-1	333-222162	10.10	December 19, 2017

		Incorporated by Reference (Unless Otherwise Indicated)
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date
10.11	Master Consulting Services Agreement, dated November 4, 2014, between Eyenovia, Inc. and Point Guard Partners, LLC	S-1	333-222162	10.11	December 19, 2017
10.12†	Engagement Letter for Professional Services, dated December 18, 2017, between Eyenovia, Inc. and John Gandolfo	S-1/A	333-222162	10.12	January 9, 2018
10.13†	Eyenovia, Inc. 2018 Omnibus Stock Incentive Plan	8-K	333-222162	10.13	June 14, 2018
10.14†	Eyenovia, Inc. 2018 Omnibus Stock Incentive Plan Notice of Stock Option Grant	8-K	333-222162	10.14	June 14, 2018
10.15†	Eyenovia, Inc. 2018 Omnibus Stock Incentive Plan Restricted Stock Award Agreement	8-K	333-222162	10.15	June 14, 2018
23.1*	Consent of Marcum LLP	—	—	—	—
23.2*	Consent of Wyrick Robbins Yates & Ponton LLP (included in Exhibit 5.1)	—	—	—	—
24.1	Power of Attorney (included on signature page)	—	—	—	Filed herewith

*
To be filed by amendment.

†
Management contract or other compensatory plan.